Exhibit 99.1

CORDOVACANN CORP.
(the “Corporation”)

NOTICE OF CHANGE OF AUDITOR
(the “Notice”)

To:
MNP LLP, Chartered Professional Accountants
And To:
Marcum LLP, Chartered Professional Accountants
And To:
Ontario Securities Commission

1.
The Board of Directors of the Corporation do not propose to re-appoint MNP LLP, Chartered Professional Accountants, as auditors for the Corporation; and

2.
The Board of Directors of the Corporation propose to appoint Marcum LLP, Chartered Professional Accountants, as auditors of the Corporation, effective October 17, 2018, to hold office until the next annual meeting of the Corporation.

In accordance with National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”), the Corporation confirms that:

1.
MNP LLP, Chartered Professional Accountants, was asked to resign as auditor of the Corporation, effective October 17, 2018, to facilitate the appointment of Marcum LLP, Chartered Professional Accountants, 750 3rd Avenue, 11th Floor, New York, NY 10017, USA, effective October 17, 2018;

2.
MNP LLP, Chartered Professional Accountants, has not expressed any reservation in its reports for the two most recently completed fiscal years of the Corporation, nor for the period from the most recently completed fiscal year end for which MNP LLP, Chartered Professional Accountants, issued an audit report in respect of the Corporation and the date of this Notice;

3.
In the opinion of the Board of Directors of the Corporation, no “reportable event” as defined in NI 51-102 has occurred in connection with the audits of the two most recently completed fiscal years of the Corporation, nor for the period from the most recently completed fiscal year end for which MNP LLP, Chartered Professional Accountants, issued an audit report in respect of the Corporation and the date of this Notice; and

4.
The Notice and auditor’s letters have been reviewed by the Audit Committee and the Board of Directors.

Dated as of the 17 day of October, 2018

CORDOVACANN CORP.

“Ashish Kapoor” (Signed)
Ashish Kapoor
Chief Financial Officer